
November 7, 2023

Brian Millard
Chief Financial Officer
Universal Display Corporation
250 Phillips Boulevard
Ewing, New Jersey 08618

  Re: Universal Display Corporation
    Form 10-K for the Fiscal Year Ended December 31, 2022
    Filed February 23, 2023
    File No. 001-12031

Dear Brian Millard:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Note 2. Summary of Significant Accounting Policies
Goodwill and Purchased Intangible Assets, page F-12

1. It appears that the second step of your goodwill impairment test policy is not consistent with the guidance outlined in ASC 350-20-35-8 and ASC 350-20-55-25. Please advise us if you have adopted ASU 2017-04 and, if not, how your historical accounting treatment would have been impacted had you appropriately applied such guidance.

Revenue Recognition and Deferred Revenue, page F-14

2. Your revenue recognition policy disclosures indicate that technology license agreements and material supply agreements are combined as a single performance obligation and recognized over the contract term. We further note that you allocate the total contract consideration under these agreements to material sales and royalty and licensing fees on the Consolidated Statements of Income based on contract pricing. Please explain to us your basis for separating a single performance obligation into multiple line items on your

income statement and within your disaggregated revenue disclosures under ASC 606-10-50-5. In doing so, ensure you tell us and clarify your disclosures to specify if you have revenue arrangements that include just material sales or just royalties and license fees.

Note 16. Stock-based Compensation, page F-25

3.   You disclose that the fair value of restricted stock awards and units to non-employees is "equal to the market price at the end of the reporting period for unvested non-employee awards or upon the date of vesting for vested non-employee awards." Citing the specific accounting guidance, please tell us how your accounting treatment complies with ASC 718.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eiko Yaoita Pyles at 202-551-3587 or Andrew Blume at 202-551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing